FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EX[...] OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Elano Profit Sharing Plan
(Formerly Elano Corporation Profit Sharing Plan)
2455 Dayton-Xenia Road
Dayton, OH 45434-7199

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Elano Profit Sharing Plan
(Formerly Elano Corporation Profit Sharing Plan)

By: Kristine L. Brock

Name: Kristine L. Brock
Title: Benefits Specialist
Human Resources

Date: June 22, 2007

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm
24	Financial Report

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Elano Profit Sharing Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-42695) of the General Electric Company of our report dated June 22, 2007, relating to the statements of net assets available for plan benefits of the Elano Profit Sharing Plan as of December 31, 2006 and 2005 and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the Elano Profit Sharing Plan.

KPMG LLP

June 22, 2007

ELANO PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

ELANO PROFIT SHARING PLAN

December 31, 2006 and 2005

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Elano Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Elano Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Elano Profit Sharing Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) – December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 22, 2007

ELANO PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2006 and 2005

		2006		2005
Assets				
Investments at fair value (note 3):	$	58,450,450	$	51,063,872
Participant contributions		30,698		—
Employer contributions		1,390,593		1,245,993
Accrued dividends and interest		119,347		114,408
Total assets		59,991,088		52,424,273
Net assets available for plan benefits, at fair value		59,991,088		52,424,273
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)		120,077		127,357
Net assets available for plan benefits	$	60,111,165	$	52,551,630

See accompanying notes to financial statements.

ELANO PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ 4,229,772	$ 233,875
Dividends	1,561,335	1,319,006
Interest on loans to participants	20,713	14,893
Total investment income	5,811,820	1,567,774
Contributions:		
Participant	1,709,100	1,569,869
Employer	2,144,405	2,066,680
Total contributions	3,853,505	3,636,549
Total additions	9,665,325	5,204,323
Deductions from net assets attributed to:		
Benefits paid to participants	2,099,625	2,127,992
Loan fees (note 1)	6,165	1,800
Total deductions	2,105,790	2,129,792
Net increase	7,559,535	3,074,531
Net assets available for plan benefits at:		
Beginning of year	52,551,630	49,477,099
End of year	$ 60,111,165	$ 52,551,630

See accompanying notes to financial statements.

(1) Description of the Plan

The Elano Profit Sharing Plan (the "Plan") is a defined contribution plan covering all employees of the Elano Division of Union Industries, LLC (the "Company") whose ultimate parent is General Electric Company (GE), who have been credited with at least ninety days of service. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

MG Trust Company, L.L.C. (MG Trust) is the Plan's custodian and BISYS Retirement Services (BISYS) is the record-keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Elano Profit Sharing Plan document (the "Plan Document"). Information concerning the Plan, including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances to one or more of the following investment options:

(a) GE Common Stock Fund – This fund primarily invests in shares of GE common stock, with a small portion of the fund held in cash or other short term investments to provide liquidity.

(b) Three funds which seek varying levels of capital growth and/or income:

GE Aggressive Allocation Fund

GE Moderate Allocation Fund

GE Conservative Allocation Fund

These funds primarily invest in underlying GE funds such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

(c) GE Institutional International Equity Fund (formerly, GE International Equity Fund) – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(d) GE Institutional U.S. Equity Fund (formerly, GE U.S. Equity Fund) – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(h) GE Institutional Income Fund (formerly, GE Fixed Income Fund) – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(e) State Street Stable Income Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

(f) State Street Global Advisors (SSgA) S&P 500 Index Fund - This fund seeks to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index. The fund invests primarily in stocks in the Index in proportion to their weightings in the Index.

(g) American Funds Growth Fund of America – This fund seeks to provide shareholders with growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to earnings ratios.

(h) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Participants may elect to defer up to 15% of their pre-tax compensation subject to limitations imposed by law. In addition, hourly participants may elect to make after-tax contributions in an amount equal to 3% of their compensation.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants under age 50 were generally $15,000 and $14,000 in 2006 and 2005, respectively. For other participants, the 2006 and 2005 limits were generally $20,000 and $18,000, respectively.

Employer Contributions

The Company will make a matching contribution in an amount equal to 6% of their eligible compensation.

The Company may, in its sole discretion, make discretionary contributions for eligible salaried employees in an amount determined by its board of directors. Participants must be (a) employed by the Company on the last day of the year or (b) not employed on the last day of the year because of death, retirement, or termination of employment on account of disability during the plan year in order to share in the contribution. The Company is not required to make any discretionary contribution for any plan year.

For December 31, 2006 and 2005, the Company made discretionary contributions of $1,373,676 and $1,245,993 respectively, which represented 15% of participant eligible participants' compensation for both years.

Vesting

The Plan provides for participants to be 20% vested in Company contributions after completion of two years of service, plus an additional 20% for the completion of each subsequent year of service during the following four years. Participants are always 100% vested in their pre-tax and after-tax contributions and rollover contributions, plus any earnings they generate.

Forfeitures

As of December 31, 2006 and 2005, forfeited non-vested amounts (including unrealized appreciation) totaled $34,434 and $110,777, respectively. During 2006, forfeitures amounting to $4,415 and $94,278 were utilized to pay Plan expenses and reduce Company contributions, respectively. No forfeitures were utilized to pay Plan expenses or reduce Company contributions during 2005. Earnings on forfeiture balances were $3,351 and $6,621 during 2006 and 2005. Additions to forfeiture balances were $15,730 and $15,651 during 2006 and 2005.

Withdrawals

On termination of service due to death, disability, or retirement, participant (or a designated beneficiary) may elect to receive the vested interest in his or her account balance in either a lump-sum amount, or annual installments (including interest) over a ten-year period. For terminations of service resulting from other reasons, a participant may elect to receive the value of the vested interest in his or her account balance as a lump-sum distribution or maintain his or her vested interest within the Plan. Subject to certain limitations prescribed by the Plan and the Internal Revenue Code, currently employed participants may make certain hardship withdrawals from their participant accounts.

Loans to Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $1,000 from their before-tax and rollover contributions accounts as of the valuation date coinciding with the date of the loan. Subject to certain Internal Revenue code and Plan limits, such loans cannot exceed the lesser of 50% of the total amount of participants' eligible account balances or $50,000. The interest rate applicable to participant loans is prime plus 1%. There is a $50 charge for each loan.

The period of repayment of any loan may in no event less than 4 ½ years unless the loan is used to acquire a principal residence, for which a term of up to 15 years may be permissible. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions; personal check or other such methods as may be required.

In the event of a loan default, the Plan will report the outstanding loan balance as a withdrawal.

Participant Account

Each participant's account is credited with the participant's contribution and allocation of employer contributions, if any, and earnings. The benefit to which a participant is entitled is the value of the participant's vested account.

Administrative and Investment Advisor Costs

Expenses related to the administration of the Plan are paid from the forfeiture, or by the Company with the exception of loan fees, which are paid from the participant's account. For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statements of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assts and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

Investments are stated at fair value. GE Common Stock Fund is valued at the New York Stock Exchange closing price. Investments in registered investment companies (mutual funds) are valued at the closing net asset value per share as reported on each business day. Investments in collective trust funds are valued at the net asset value as determined using the estimated fair value of the investments in the respective fund on the last day of the Plan year. The estimated fair value of the investment in the State Street Stable Income Fund (Stable Income Fund) is then adjusted to contract value as shown in the statement of net assets available for plan benefits.

On January 1, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *"Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans"* and has restated the December 31, 2005 presentation of investments in the accompanying 2005 Statement of Net Assets Available for Plan Benefits as required by the transition provision of the FSP. This FSP requires that fully benefit-responsive investment contracts be reported at fair value rather than contract value, as they were previously reported. Accordingly, investment contracts in the Stable Income Fund are now stated at fair value for all periods presented with a corresponding adjustment to reflect the investment at contract value.

Earnings from the Stable Income Fund are reinvested in the fund and are reflected in dividends.

The Stable Income Fund generally consists of "Investment Contracts' as described below:

Investment Contracts may also include Synthetic Guaranteed Investment Contracts (GICs) which are comprised of an investment contract issued by an insurance company, bank, trust company or other financial institution (Wrap Agreement). The Wrap Agreement allows Synthetic GICs to be benefit responsive (i.e. responsive to participant withdrawal, loan, transfer and benefit payment requests), and allows the Plan to account for the Synthetic GIC at contract value. Additionally, the Synthetic GICs may include investments in the following underlying securities: commingled short-term investment funds; commercial paper; repurchase agreements; U.S. Treasury and agency securities; agency and commercial mortgage-backed securities; collateralized mortgage obligations; asset-backed securities; deposits and debt of banks; corporate notes and bonds; supra national and sovereign debt obligations; commingled market value fixed income funds; and mutual funds. The "Issuer" of the Synthetic GIC is considered to be the issuer of the Wrap Agreement. The Stable Income Fund may also invest in the underlying securities listed above independent of a Synthetic GIC or Wrap Agreement.

The Stable Income Fund may also invest in other securities, investments, bank commingled funds and bank commingled securities lending funds as maintained by the Stable Income Fund's Trustee, which have characteristics consistent with the overall investment objective of the Fund.

The Stable Income Fund may invest excess cash in short-term securities and instruments.

Short-term investments and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid to participants.

Expenses

Substantially all expenses related to administration of the Plan are paid by the Company, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(3) Investments

The following is a summary of the fair values of the Plan's investments at December 31, 2006 and 2005:

		2006			2005	
Common stock						
GE Common Stock	$	14,301,167	*	$	14,489,748	*
Mutual funds:						
GE Aggressive Allocation Fund		9,488,574	*		7,684,508	*
GE Moderate Allocation Fund		5,482,589	*		4,549,831	*
GE Conservative Allocation Fund		1,322,650			1,091,564	
GE Institutional US Equity Fund (formerly, GE U.S. Equity Fund)		10,046,661	*		8,452,886	*
GE Institutional Income Fund (formerly, GE Fixed Income Fund)		2,368,570			2,661,996	*
GE Institutional International Equity Fund (formerly, GE International Equity Fund)		3,992,236	*		2,032,793	
Columbia Acorn Select Fund		108,169			-	
Amercian Funds Growth Fund of America		178,158			-	
SSGA S&P 500 Index Fund		57,436			-	
Total mutual funds		33,045,043			26,473,578	
Collective trust fund:						
State Street Stable Income Fund		10,036,874	*		9,051,905	*
Short-term investments:						
Cash and cash equivalents		754,550			747,617	
Participant loans		312,816			301,024	
Total investments, at fair value	$	58,450,450		$	51,063,872	

* Investment option representing more than 5% of the Plan's net assets.

* Contract value at December 31, 2006 and December 31, 2005 for the Stable Income Fund was $10,156,951 and $9,179,262 respectively, amounts presented in the table reflect fair value.

The Plan's investments appreciated (depreciated) as follows:

	2006	2005
GE Common Stock	$ 1,285,794	$ (205,848)
Mutual funds	2,943,978	439,723
Total	$ 4,229,772	$ 233,875

Dividends for the years ended December 31, 2006 and 2005 were $1,561,335 and $1,319,006, respectively. Interest from loans to participants for the years ended December 31, 2006 and 2005 was $20,713 and $14,893, respectively.

The average yield of the underlying assets earned by the Plan from the Stable Income Fund was 3.51% and 3.43% at December 31, 2006 and 2005, respectively. The average crediting interest rate was 4.88% and 4.67% at December 31, 2006 and 2005, respectively.

(4) Risks and Uncertainties

The Plan offers a number of investment options including GE Common Stock Fund, a variety of mutual funds and a pooled investment fund. The funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across eleven participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which primarily invests in a single security.

(5) Related Party Transactions (Parties in Interest)

The record-keeping functions for the Plan are performed by BISYS. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor or an affiliate of the Plan Sponsor. Mutual fund and pooled investment fund operating expenses, which include expenses paid to GEAM and BISYS, come out of a fund's assets and are reflected in the fund's share/unit price and dividends

(6) Tax Status

The Internal Revenue Service has notified the Company by a letter dated March 14, 2003 that the Plan is qualified under the appropriate sections of the IRC. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(7) Plan Termination

Although it has not expressed any intent to do so; the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(8) Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of amounts reported in the2006 financial statements to amounts reported in the 2006 Form 5500:

Net Assets Available for Plan Benefits, per the financial statements	$	60,111,165
Adjustment fron contract value to fair value for fully benefit-responsive investment contracts		(120,077)
Net Assets Available for Plan Benefits, per the Form 5500	$	59,991,088

Net appreciation in fair value of investments, per the financial statements	$	4,229,772
Adjustment from contract value to fair value for full benefit- responsive investment contracts		(120,077)
Net appreciation in fair value of investments, per the Form 5500	$	4,109,695

Supplemental Schedule

ELANO PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue	Description of investment	Number of shares		Current value
* MG Trust Company	Cash and cash equivalents	754,550	$	754,550
* GE Common Stock	Common stock	384,337		14,301,167
* GE Aggressive Allocation Fund	Mutual fund	743,619		9,488,574
* GE Moderate Allocation Fund	Mutual fund	467,798		5,482,589
* GE Conservative Allocation Fund	Mutual fund	142,374		1,322,650
Columbia Acorn Select Fund	Mutual fund	4,068		108,169
* GE Institutional International Equity Fund	Mutual fund	242,985		3,992,236
* GE Institutional Income Fund	Mutual fund	253,052		2,368,570
* GE Institutional US Equity Fund	Mutual fund	756,526		10,046,661
American Funds Growth Fund of America	Mutual fund	5,422		178,158
SSGA S&P 500 Index Fund	Mutual fund	2,466		57,436
State Street Stable Income Fund	Collective trust fund	535,300		10,036,874
* Participant loans	80 loans to participants with interest rates from 5.00% to 10.00%	—		312,816
			$	58,450,450

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

END